Planet Image International Limited

November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Amendment No.1 to Draft Registration Statement on Form F-1 Submitted November 2, 2021 CIK 0001868395

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 15, 2021 regarding its Amendment No.1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on November 2, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2 to the Draft Registration Statement”) is being submitted confidentially to accompany this response letter.

Amendment No.1 to Draft Registration Statement

Cover Page

1. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 2 to the Draft Registration Statement.

Prospectus Summary, page 5

2. We note that in response to prior comment 3 you disclose that you believe you and your subsidiaries have obtained all material licenses and approvals necessary to operate in China and are not required to obtain approval from any PRC government authorities, including the CSRC, CAC, or any other government entity, to issue Class A ordinary shares to foreign investors. However, you also disclose that relevant PRC government agencies could reach a different conclusion. Please disclose the consequences to you and your investors if you do not maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, we have revised our disclosure on page 5 of Amendment No. 2 to the Draft Registration Statement.

Risk Factors, page 15

3. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 25 and 26 of Amendment No. 2 to the Draft Registration Statement.

Risks Related to Doing Business in the PRC, page 34

4. We note in response to prior comment 9 you disclose that JunHe LLP has advised you that the Cybersecurity Review Measures do not currently apply to you and you are not required to conduct a cybersecurity review. Please clarify why the implementation of the Cybersecurity Review Measures will affect an overseas listing of your Class A ordinary shares if they do not currently apply to you. In that regard, we note you state that the implementation of the Cybersecurity Review Measures will not have a material adverse effect on the overseas listing of your Class A ordinary shares. Please also disclose the consequences to you and your investors if you inadvertently conclude that the Cybersecurity Review Measures do not apply to you, or applicable laws, regulations, or interpretations change and you are required to conduct a cybersecurity review in the future.

Response: In response to the Staff’s comment, we have revised our disclosure on page 35 of Amendment No. 2 to the Draft Registration Statement.

Financial Statements

1. Organization and Principal Activities

(d) Foreign currencies and foreign currency translation, page F-9

5. We note your response to prior comment 23 and reissue the comment. We note you confirm that the exchange rates as disclosed on page F-9 were used in preparing the consolidated financial statements for the periods presented. However, the rates you presented here and on page F-37 are significantly different from the published spot rates. For example, as at December 31, 2020, you indicated US$1 to RMB spot rate at US$1=RMB0.1529 whereas the published rate was approximately US$1 = RMB 6.5299. Similarly, you indicate US$1= EUR 1.2200 on December 31, 2020 and the published rate was approximately US$1= EUR 0.81876. Please explain and revise your disclosures throughout the filing as appropriate.

Response: We respectfully advise the Staff that we mistakenly disclosed the exchange rates in the opposite direction on pages 12, F-9 and F-37. For example, as at December 31, 2020, US$1 to RMB spot rate that we actually applied was at US$1=RMB6.5409, and US$1 to EUR spot rate that we applied was at US$1=EUR0.8197. We respectfully advise the Staff that correct exchange rates were used in our calculation of foreign currency translations throughout the filing. In response to the Staff’s comment, we revised our disclosures on exchange rates on pages 12, F-9 and F-37 accordingly.

Use of Proceeds, page 45

6. We note that you disclosed on page 88 that you plan to fund your construction of a comprehensive, multi-layer production center using approximately US$22.1 million from the proceeds of this offering. However, in “Use of Proceeds”, you indicated that you plan to use US$21.8 million from this offering for constructing the production center. Please revise and reconcile your disclosures.

Response: In response to the Staff’s comment, we revised our disclosure on page 89 of Amendment No. 2 to the Draft Registration Statement.

Exhibits

7. We note that in exhibit 8.2, you indicated that the par value of the Company’s ordinary shares was HK$0.01. Please revise your disclosures to update the information.

Response: In response to the Staff’s comment, we revised our disclosure in exhibit 8.2 to Amendment No. 2 to the Draft Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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